Item77dnsarinsert202

ITEM 77D

At a regular meeting held on March 4, 2002, the Board of Dreyfus
International Funds, Inc.-Dreyfus Emerging Markets Fund adopted a non-fundamental policy to invest at least 80% of the Fund's assets in the stocks of companies organized, or with a majority of assets or business, in emerging market countries.